ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

FILED VIA EDGAR

June 9, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Ultimus Managers Trust (the “Trust”)

File Nos. 333-180308 and 811-22680

Ladies and Gentlemen:

The Trust hereby submits for filing under the Securities Act of 1933, rule 485(a)(2) thereunder, and the Investment Company Act of 1940, each as amended, the electronic version of the Trust’s Post-Effective Amendment No. 184 (the “Amendment”) to its Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding new series: Westwood Alternative Income Fund, Westwood High Income Fund, Westwood Income Opportunity Fund, Westwood Quality SmallCap Fund, Westwood Quality SMidCap Fund, Westwood Quality Value Fund, and Westwood Total Return Fund (the “Funds”).

The Funds are (i) substantially similar to the Westwood funds of the same names that are current registered as series in “The Advisors’ Inner Circle Fund” (1940 Act. Registration No. 811-06400) and (ii) being registered in the Trust in advance of potential reorganization later in 2021. Once these Funds are effective within the Trust, the Trust is expected to file a Form N-14 to begin the reorganization process.

If you have any questions, please contact me at: (513) 346-4202.

Very truly yours,

/s/ Natalie S. Anderson

Natalie S. Anderson

Assistant Secretary of the Trust